December 22, 2005

Via EDGAR

Ms. Kristen Diangelo
United States Securities and Exchange Commission

RE:	THE MEXICO EQUITY AND INCOME FUND, INC.
Securities Act Registration No: 33-35089
Investment Company Registration No: 811-06111

Dear Ms. Diangelo:

On behalf of The Mexico Equity and Income Fund, Inc. (the “Fund”), I am writing in response to the November 28, 2005 oral comments from the Securities and Exchange Commission Staff (the “Staff”) regarding the Staff’s recent review of the annual financial statements of the Fund. I appreciate the opportunity to respond to the matters you have set forth. For your convenience, the Staff’s comments have been reproduced in bold typeface immediately followed by the Fund’s respective responses.

1)	Staff Comment: On page 26 of the annual report, the “Factors in Approving the Investment Advisory Agreement” should be more specific to the Fund. Please explain.

Response: The Fund acknowledges the Staff’s comment. The “Factors in Approving the Investment Advisory Agreement” will be more detailed in future filings.

2)	Staff Comment: On page 18 of the annual report, the factors used to fair value portfolio investments should be enhanced. Please explain.

Response: The Fund acknowledges the Staff’s comment. The factors used to fair value portfolio investments will be enhanced in future filings.

3)	Staff Comment: On page 21 of the annual report, the tax cost of investments and foreign currency that was disclosed did not correspond to the Balance Sheet. Please explain.

Response: The Fund acknowledges the Staff’s comment. There was an immaterial variance contained in the footnote describing the tax cost of investments due to a foreign transaction.

4)	Staff Comment: On page 34 of the annual report, the Fund did not disclose that Mr. Hellerman was an “Interested Director”. Please explain.

Response: The Fund acknowledges the Staff’s comment. Mr. Hellerman is an Interested Director; in fact in the Registration Statement and other documents filed he has been listed as an Interested Director. In future reports he will be designated as “Interested”.

5)	Staff Comment: With respect to Rule 2-01 of Regulation S-X, has the Fund approved any provisions of services other than audit?

Response: The Audit Committee has pre-approved all audit and tax services preformed during the year. The amount and percentage of other services and non pre-approved services preformed for the Fund has been $0 and 0%.

6)	Staff Comment: On the Schedule of Investments in the Form N-Q, the tax cost of investments, unrealized appreciation and depreciation was not disclosed by the Fund. Please explain.

Response: The Fund believes its disclosure was adequate, but will enhance the disclosure in future filings.

In connection with this response to the Staff’s comments, the Fund hereby states the following:

(1)	The Fund acknowledges its responsibility for the adequacy and accuracy of the disclosure in filings;

(2)
The Fund acknowledge that Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

(3)	The Fund represent that they will not assert the Staff’s review process as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

If you have any additional questions or require further information, do not hesitate to contact me at (800) 700-6104.

Sincerely,

/s/ Phillip Goldstein_____________________
Phillip Goldstein
Chairman
The Mexico Equity and Income Fund, Inc.